Exhibit 99.(I)


                                  PRESS RELEASE


             BANCO LATINOAMERICANO de EXPORTACIONES, S.A. ("BLADEX")


           RESPONDS TO NYSE INQUIRY REGARDING TODAY'S MARKET ACTIVITY


Panama City, Republic of Panama, July 25, 2002 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, reported that it was contacted by the New York Stock Exchange regarding today's market activity in its shares and that BLADEX is unaware of any significant developments within BLADEX not previously disclosed by BLADEX that would have contributed to this market activity.

BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Vice President, Finance & Performance Management Tel. No. (507) 210-8581, e-mail: cyap@blx.com.

or

The Galvin Partnership, 67 Mason Street, Greenwich, CT 06830
Attention: William W. Galvin
Tel: No. (203) 618-9800, e-mail: wwg@galvinpartners.com